FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Intercepts 6.7 g/t Au Over 24m at Keats West & Discovers New Vein Between Golden Joint and Keats North Intercepting 50.3 g/t Au Over 2.5m

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 24, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 37 diamond drill holes that were completed as part of a program designed to follow up on newly discovered high-grade gold at Keats West located west of the highly prospective Appleton Fault Zone (“AFZ”) and from expansion drilling at Keats North. New Found’s 100%-owned Queensway project comprises a 1,650km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West and Keats North Highlights:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-660	9.00	12.00	3.00	1.97	Keats W
And	22.20	26.30	4.10	2.22
And	36.45	40.90	4.45	1.27
And	43.90	46.05	2.15	1.67
And	52.25	68.10	15.85	2.01
Including	67.45	68.10	0.65	11.30
NFGC-22-759	66.80	80.05	13.25	1.82	Keats W
NFGC-22-784	13.40	37.40	24.00	6.68	Keats W
Including	18.95	20.45	1.50	37.43
Including	20.85	21.55	0.70	14.90
Including	26.00	27.50	1.50	24.70
Including	36.45	37.40	0.95	12.75
NFGC-22-808	44.00	49.00	5.00	13.90	Keats W
Including	44.00	45.80	1.80	23.40
Including	46.95	47.35	0.40	20.10
Including	47.70	48.35	0.65	12.05
And	55.00	62.00	7.00	2.01
NFGC-22-868	78.20	94.45	16.25	2.12	Keats W
NFGC-22-992	17.50	24.15	6.65	2.85	Keats W
And	27.00	29.00	2.00	1.44
And	32.00	39.20	7.20	1.98

NFGC-22-813	22.00	36.10	14.10	2.13	Keats N
Including	22.55	23.60	1.05	15.67
NFGC-22-855	117.55	121.00	3.45	28.82	Keats N
Including	117.55	118.65	1.10	85.85
And	376.40	378.40	2.00	1.12

NFGC-22-766[2]	206.85	209.30	2.45	50.30	Golden Joint
And[2]	207.20	208.15	0.95	129.50

Table 1: Keats West and Keats North Drilling Highlights

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2 True widths are unknown at this time.

  At Keats West, ongoing drilling up-dip of NFGC-22-960 that intercepted 42.6 g/t Au over 32m continues to intersect expansive zones of gold mineralization including 6.68 g/t Au over 24.00m in NFGC-22-784, 13.9 g/t Au over 5.00m and 2.01 g/t Au over 7.00m in NFGC-22-808, and 2.12 g/t Au over 16.25m in NFGC-22-868. These intercepts all occur near surface and demonstrate the robustness and continuity of this gold system (Figures 2-5). Follow-up drilling results exploring along strike and down-dip of NFGC-22-960 are pending.
  The Keats West structure is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-30m. This fault zone occurs on the west side of the AFZ and contains a series of stacked veins that contain the gold mineralization. Drilling initially focused within a panel of the structure where gold mineralization has been intersected over an area of 280m x 130m and ongoing drilling is designed to extend this zone along strike to the west and down-dip (Figures 2-5).
  Across the AFZ to the east is Keats North where an extensive array of brittle faults host to high-grade gold have been discovered and traced over an area 150m wide x 630m in strike. A combination of systematic and targeted drilling is being used to test this area and expand on several gold domains identified to date with a focus on the top 200m of vertical depth. Highlight results from this drilling include 28.8 g/t Au over 3.45m in NFGC-22-855 and 2.13 g/t Au over 14.10m in NFGC-22-813 (Figures 1, 2, 3 and 5).
  A new high-grade vein has been discovered between Keats North and Golden Joint reporting a grade of 50.3 g/t Au over 2.45m in NFGC-22-766. The vein occurs at the greywacke-shale contact roughly midway between Golden Joint and Keats North as illustrated in Figure 2. Limited drilling has been done in this area and follow-up drilling is underway.

Melissa Render, VP Exploration of New Found, stated: “These latest results into Keats West reveal strong continuity of grades and widths within the host structure. Intercepts such as 42.6 g/t Au over 32.00m (reported on November 28, 2022) and 18.6 g/t Au over 15.95m (reported on November 23, 2022), in addition to several hits grading on average, 2 g/t Au over 10m and up to 30m, increases our confidence that this fault resembles the strength of the Keats-Baseline Fault. So far, this structure has been tested to just 110m vertical depth and remains open down dip and along strike to the west. Identifying this new structural orientation, a low-angle thrust fault, has also influenced the way we explore, particularly on the west side of the AFZ, where we currently have five drills operating.

“East of the AFZ at Keats North we continue to see high-grade intervals with mineralization starting at surface down to vertical depths of 200m and I’m thrilled that further north we’ve now intersected another new vein situated midway between Keats North and Golden Joint that contains coarse gold (Figure 1). It is located in an underexplored gap of the project and follow-up drilling is underway to expand this new discovery.”

Drillhole Details

Cokes Results:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-798	No Significant Values				Cokes
NFGC-22-811	33.20	37.50	4.30	2.22	Cokes
And	89.80	92.60	2.80	1.50
And	115.30	119.05	3.75	2.01
NFGC-22-822	No Significant Values				Cokes
NFGC-22-828	46.00	50.50	4.50	1.20	Cokes

Keats North and Keats West Results:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-635	115.00	117.90	2.90	2.78	Keats W
NFGC-22-659	27.25	29.60	2.35	1.38	Keats N
And	104.40	106.65	2.25	2.94
Including	104.40	104.75	0.35	18.78
And	123.75	126.00	2.25	5.90
Including	123.75	124.30	0.55	23.01
NFGC-22-660	9.00	12.00	3.00	1.97	Keats W
And	22.20	26.30	4.10	2.22
And	36.45	40.90	4.45	1.27
And	43.90	46.05	2.15	1.67
And	52.25	68.10	15.85	2.01
Including	67.45	68.10	0.65	11.30
NFGC-22-667	8.00	16.00	8.00	2.74	Keats W
And	18.10	20.20	2.10	1.10
NFGC-22-683	47.40	52.00	4.60	1.03	Keats N
NFGC-22-702	6.80	9.00	2.20	1.24	Keats N
And	16.10	18.10	2.00	1.45
NFGC-22-710	25.00	27.00	2.00	1.14	Keats N
And	47.90	52.00	4.10	1.09
And	60.45	62.60	2.15	1.32
And	193.80	196.90	3.10	2.15
NFGC-22-718	15.05	18.00	2.95	2.12	Keats N
NFGC-22-726	111.65	114.00	2.35	1.63	Keats W
NFGC-22-732	39.00	41.00	2.00	1.06	Keats W
NFGC-22-738	6.00	8.65	2.65	1.55	Keats Main
And	18.80	21.00	2.20	1.42
NFGC-22-739	99.20	104.30	5.10	1.70	Keats W
And	108.00	110.75	2.75	1.79
And	153.85	156.35	2.50	2.35	Keats N
NFGC-22-755	165.40	167.65	2.25	1.62	Keats FW
NFGC-22-759	66.80	80.05	13.25	1.82	Keats W
NFGC-22-762[2]	52.50	54.65	2.15	36.49	Keats N
Including[2]	53.35	54.00	0.65	115.00
And	125.40	128.00	2.60	2.56
NFGC-22-770	No Significant Values				Keats N
NFGC-22-780	No Significant Values				Keats N
NFGC-22-784	9.65	11.90	2.25	1.10	Keats W
And	13.40	37.40	24.00	6.68
Including	18.95	20.45	1.50	37.43
Including	20.85	21.55	0.70	14.90
Including	26.00	27.50	1.50	24.70
Including	36.45	37.40	0.95	12.75
NFGC-22-787	41.55	44.15	2.60	1.10	Keats N
NFGC-22-799	63.00	65.00	2.00	5.55	Keats N
Including	64.00	65.00	1.00	11.05
And	73.05	76.20	3.15	1.11
And	101.70	104.40	2.70	1.24
NFGC-22-801	22.55	24.60	2.05	5.42	Keats W
And	30.00	34.00	4.00	1.20
And	37.00	41.00	4.00	1.69
NFGC-22-808	32.85	34.85	2.00	1.07	Keats W
And	44.00	49.00	5.00	13.90
Including	44.00	45.80	1.80	23.40
Including	46.95	47.35	0.40	20.10
Including	47.70	48.35	0.65	12.05
And	55.00	62.00	7.00	2.01
NFGC-22-809	11.00	13.30	2.30	1.50	Keats Main
And	72.80	75.65	2.85	1.07
NFGC-22-810	251.55	253.90	2.35	4.10	Keats FW
Including	252.45	253.25	0.80	11.90
NFGC-22-813	22.00	36.10	14.10	2.13	Keats N
Including	22.55	23.60	1.05	15.67
NFGC-22-817	No Significant Values				Keats W
And	No Significant Values				Keats N
NFGC-22-820	57.00	59.90	2.90	1.04	Keats N
And	72.00	74.10	2.10	2.28
And	77.05	79.55	2.50	1.01
NFGC-22-830	No Significant Values				Keats W
NFGC-22-855	117.55	121.00	3.45	28.82	Keats N
Including	117.55	118.65	1.10	85.85
And	376.40	378.40	2.00	1.12
NFGC-22-868	78.20	94.45	16.25	2.12	Keats W
NFGC-22-891	120.45	123.00	2.55	9.56	Keats N
Including	121.45	122.00	0.55	40.32
And	136.10	138.35	2.25	1.13
And	161.50	164.00	2.50	1.36
And	165.00	167.55	2.55	1.05
NFGC-22-992	17.50	24.15	6.65	2.85	Keats W
And	27.00	29.00	2.00	1.44
And	32.00	39.20	7.20	1.98

Golden Joint Results:

Hole Number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-766[3]	21.60	23.90	2.30	1.01	Golden Joint
And[3]	27.60	29.65	2.05	1.27
And[3]	61.80	64.55	2.75	2.98
Including[3]	63.35	63.75	0.40	14.10
And[3]	206.85	209.30	2.45	50.30
Including[3]	207.20	208.15	0.95	129.50

Table 2: Summary of composite results reported in this press release for Cokes, Keats West, Keats North and Golden Joint

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2 Previously reported interval.3 True widths are unknown at this time.

Hole number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-635	119	-46	200	657947	5427765	Keats West
NFGC-22-659	300	-45	279	658327	5427689	Keats North
NFGC-22-660	57	-45	281	658101	5427993	Keats West
NFGC-22-667	45	-53	20	658101	5427994	Keats FW
NFGC-22-683	300	-45	251	658231	5427744	Keats North
NFGC-22-702	300	-45	176	658205	5427745	Keats North
NFGC-22-710	300	-45	224	658239	5427711	Keats North
NFGC-22-718	300	-45	371	658261	5427699	Keats North
NFGC-22-726	143	-53	185	658052	5427903	Keats West
NFGC-22-732	92	-45	158	658054	5427905	Keats West
NFGC-22-738	300	-45	416	658282	5427629	Keats North
NFGC-22-739	101	-58	158	658053	5427904	Keats West
NFGC-22-755	300	-45	353	658143	5427624	Keats North
NFGC-22-759	76	-45	146	658092	5427940	Keats West
NFGC-22-762	300	-45	245	658261	5427727	Keats North
NFGC-22-766	230	-45	327	658523	5428283	Golden Joint
NFGC-22-770	300	-45	226	658282	5427715	Keats North
NFGC-22-780	300	-46	182	658292	5427767	Keats North
NFGC-22-784	75	-46	230	658098	5428052	Keats West
NFGC-22-787	300	-45	278	658243	5427752	Keats North
NFGC-22-798	300	-45	99	657730	5427538	Cokes
NFGC-22-799	315	-42	143	658243	5427753	Keats North
NFGC-22-801	70	-45	203	658056	5428077	Keats West
NFGC-22-808	120	-45	149	658058	5428076	Keats West
NFGC-22-809	299	-46	356	658236	5427569	Keats North
NFGC-22-810	120	-46	467	657816	5427711	Keats West
NFGC-22-811	300	-45	165	657773	5427569	Cokes
NFGC-22-813	300	-62	159	658243	5427825	Keats North
NFGC-22-817	87	-45	359	658012	5428102	Keats West
NFGC-22-820	300	-45	221	658311	5427784	Keats North
NFGC-22-822	95	-45	141	657671	5427225	Cokes
NFGC-22-828	45	-45	207	657637	5427314	Cokes
NFGC-22-830	45	-46	89	658012	5428102	Keats West
NFGC-22-855	300	-45	410	658180	5427572	Keats
NFGC-22-868	67	-46	266	658048	5427939	Keats West
NFGC-22-891	300	-45	296	658305	5427847	Keats North
NFGC-22-992	35	-45	117	658138	5428009	Cokes

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 51,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. High-grade intercepts included are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures and appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 24, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90-million as of January 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell’
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 24, 2023	By:	/s/ Collin Kettell
Chief Executive Officer